FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

October 25, 2005

Commission File Number 001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, “The Board resolution to indirectly invest in Darwin Precision Machining (Suzhou) Corp., a newly-established company in Mainland China”, dated October 25, 2005
2.	Press release entitled, “AU OPTRONICS REPORTS THIRD QUARTER 2005 RESULTS”, dated October 25, 2005
3.	Investor Conference Materials entitled, “AU Optronics Corp. Third Quarter 2005 Results”, dated October 25, 2005
4.	Third Quarter 2005 Condensed Financial Statements of AU Optronics Corp.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: October 25, 2005	By:	/s/ Max Weishun Cheng
		Name:	Max Weishun Cheng
		Title:	Chief Financial Officer

Item 1

AU Optronics Corp.
October 25, 2005
English Language Summary

Subject:	The Board resolution to indirectly invest in Darwin Precision Machining (Suzhou) Corp., a newly-established company in Mainland China

Regulation:	Published pursuant to Article 2-20 of the Taiwan Stock Exchange’s Operating Procedures for the Publication of Material Information by Listed Companies

Date of events: 2005/10/25

Content:

1.	Date of occurrence of the event: 2005/10/25

2.	Method of the present increase (decrease) in investment: Indirect investment through an offshore entity

3.	Transaction volume, price per unit, and total monetary amount of the transaction: Total amount of US$ 2.5 million

4.	Company name of the invested mainland Chinese company: Darwin Precision Machining (Suzhou) Corp.

5.	Paid-in capital of said invested mainland Chinese company: 0

6.	Amount of new capital increment currently planned by said invested mainland Chinese company: US$ 5.0 million

7.	Main business items of said invested mainland Chinese company: The production and sale of modules and its key components

8.	Type of CPA opinion issued for the financial statement of said invested mainland Chinese company for the most recent fiscal year: N/A

9.	Net worth of said invested mainland Chinese company on the financial statement for the most recent fiscal year: N/A

10.	Amount of profit/loss of said invested mainland Chinese company on the financial statement for the most recent fiscal year: N/A

11.	Amount of actual investment to date in said invested mainland Chinese company: 0

12.	Counterparty to the transaction and its relationship to the Company: The Company’s subsidiary

13.	Where the counterparty to the transaction is an actual related party, public announcement shall also be made of the reason for choosing the related party as the counterparty and the identity of the previous owner (including its relationship with the company and the trading counterpart), the date of transfer, and the price: N/A

14.	Where a person who owned the subject matter of the transaction within the past five years has been an actual related party of the company, public announcement shall also be made of the dates and prices of acquisition and disposal by the related party and such party’s relationship to the company at those times: N/A

15.	Gain (or loss) on disposal: N/A

16.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: N/A

17.	The manner of deciding on this transaction, the reference basis for the decision on price and the decision-making department: N/A

18.	Broker: N/A

19.	Concrete purpose of the acquisition or disposal: Long term investment

20.	Do the directors have any objection to the present transaction?: No

21.	Total amount of mainland China area investment (including the present investment) approved by the Investment Commission to date: US$ 223.5 million; the investment of US$50 million proposed by the Board in 2004 and the present investment of US$2.5 million haven’t been filed with the Investment Commission for approval.

22.	Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the paid-in capital on the financial statement for the most recent period: 13.57%

23.	Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the total assets on the financial statement for the most recent period: 2.90%

24.	Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the shareholders’equity on the financial statement for the most recent period: 6.11%

25.	Total amount of actual investment in the mainland China area to date: US$ 170 million

26.	Ratio of the total amount of actual investment in the mainland China area to date to the paid-in capital on the financial statement for the most recent period: 10.32%

27.	Ratio of the total amount of actual investment in the mainland China area to date to the total assets on the financial statement for the most recent period: 2.21%

28.	Ratio of the total amount of actual investment in the mainland China area to date to the shareholders’ equity on the financial statement for the most recent period:4.65%

29.	Amount of recognized profits and losses on investment in the mainland China area for the most recent three fiscal years:

Recognized profits/(losses):

2004: US$28,120 thousand

2003: US$18,890 thousand

2002: (US$24,906) thousand

30.	Amount of profit remitted back to Taiwan for the most recent three fiscal years: 0

31.	Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: No

32.	Any other matters that need to be specified: N/A

Item 2

News Release

AU OPTRONICS REPORTS THIRD QUARTER 2005 RESULTS

Hsin Chu, Taiwan, October 25, 2005 –

AU Optronics Corp. (“AUO” or the “Company”) (TAIEX: 2409; NYSE: AUO), the world’s third largest manufacturer of large-size TFT-LCD panels, today announced its unaudited consolidated results of operations for the three months ended September 30, 2005. All financial information was prepared by the Company in accordance with generally accepted accounting principles in Taiwan (“ROC GAAP”). There are many differences between ROC GAAP and U.S. GAAP, some of which are described in the notes to the financial statements contained in the Company’s annual report on Form 20-F/A filed with the United States Securities and Exchange Commission with respect to the year ended December 31, 2004. The unaudited financial information mentioned herein is not necessarily indicative of our future financial results.

AU Optronics Corp. (“AUO” or the “Company”) (TAIEX: 2409; NYSE: AUO) today released unaudited consolidated results for the three months ended September 30, 2005. All financial information was unaudited and was prepared by the Company in accordance with generally accepted accounting principles in Taiwan (“ROC GAAP”), the amounts in New Taiwan Dollars (“NT$”) were translated into US dollars (US$) at NT$33.18 per US$1.00 based on the noon buying rate by the Federal Reserve Bank of New York as of September 30, 2005.

AU Optronics’ third quarter 2005 revenue reached NT$59,505 million, (US$1.8 billion) represents a 28.7% sequential growth. Gross margin and net margin for the third quarter rose to 15.6% and 9.9%, which helped net income and fully diluted earnings per share to reach NT$5,821 million (US$175 million) and NT$1.05, respectively. For the nine months ended September 30th 2005, revenue totaled NT$144.6 billion (US$4.4 billion), net income NT$4.2 billion (US$125 million), basic EPS NT$0.75 per common share, and US$0.22 per ADS share.

AU Optronics’ CFO and Vice President, Mr. Max Cheng stated that, “We are pleased to have concluded a record quarter for AUO. Our third-quarter and nine-month results reflect the strong performance of our product mix. AUO’s complete fabrication facilities, effective cost control, improved product efficiencies, all contributed to our record quarter gross profit of NT$9,276 million, while gross margin improved to 15.6% from 6.8% of the previous quarter. Operating margin also grew significantly to 9.9% from 1.1% . Our operation efficiency has enhanced inventory days to a record low, down to 28 days from 32 days of the previous quarter.”

Dr. Hui Hsiung, Executive VP of AUO also noted, “AUO has shipped over 21 million units of large-sized panels and 38 million units of small-medium sized panels for year-to-date, a

News Release

double-digit jump of 58.2% and 61.4% respectively. The deployment of TV strategy has aggressively enhanced TV sales to increase from 18% in the second quarter to 22% in the third, while the ratio of monitor sales reduced from the previous quarter of 54% to this quarter of 47%.”

At AUO’s TaiChung site, its G6 capacity reached 50,000 substrates per month at the end of September 2005. It expects to reach 60,000 substrates by end of year 2005 and fully ramp up to 90,000 substrates by 2nd quarter 2006 on a monthly basis. AUO’s third G5 fab, commenced its commercial production in 3rd quarter ’05 and has ramped up to 20,000 substrates monthly capacity by the end of September. It is expected to ramp up to 50,000 substrates monthly capacity by end of the year and further up to 60,000 substrates by end of June 2006.

In the coming quarters with the new capacity of its latest fabrication facilities (G5 and G6), the Company is believed to be in tune to meet the demand of the emerging LCD TV market. Dr. Hsiung added, “AUO has the efficient product lines for each and every Generation Fabs. This enhances AUO’s competitive advantage and flexibility in the industry. Furthermore, the newly developed technologies for HDTV, such as the AMVA, will ignite AUO’s performance in this area.”

On the October 24th Edition of BusinessWeek, AU Optronics was ranked 13th best performer in “The 2005 Asian BusinessWeek 50”. In the line-up, AUO is the top pure-play TFT-LCD manufacturer ranking before any other.

* 3Q’05 Basic EPS was calculated based on 5,574 million shares, to reflect the adjustment of total weighted average outstanding shares of 5,489 million plus ADR issuance of 330 million shares

Conference Call & Webcast Notice:
AUO’s quarterly review conference call will be held at 8:00 pm Taiwan Time (8:00 am Eastern Time) on Tuesday, October 25, 2005. The conference call will also be webcast live on the Internet via AUO’s web site at http://www.auo.com. An archived version of the webcast will be available on AUO’s web site for 45 days following the Company’s quarterly review conference call.

About AU Optronics

AU Optronics Corp. (“AUO”) is the world’s third largest manufacturer* of large-size thin film transistor liquid crystal display panels (“TFT-LCD”), with approximately 14%* of global market share and generated net income of NT$168.1billion (US$5.3 bn) in 2004. TFT-LCD technology is currently the most widely used flat panel display technology. Targeted for 40”+ sized LCD TV panels, AUO’s next generation (7.5 -Generation ) fabrication facility production is scheduled for mass production in 4Q 2006. The Company currently operates

News Release

one 6th-generation, one 5th-generation, one 4th-generation, and three 3.5 -generation TFT- LCD fabs, in addition to four module assembly facilities and a R&D fab specializing in low temperature poly silicon TFT and organic LED. AUO is one of few top-tier TFT-LCD manufacturer capable of offering a wide range of small- to large- size (1.5” -46”) TFT-LCD panels, which enables it to offer a broad and diversified product portfolio.

*As shown on DisplaySearch Quarterly Large-Area TFT LCD Shipment Report dated June 6, 2005. The data is used as reference only and AUO does not make any endorsement or representation in connection therewith.

Safe Harbour Notice
Except for statements in respect of historical matters, the statements contained in this Release are “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. These forward-looking statements were based on our management’s expectations, projections and beliefs at the time regarding matters including, among other things, future revenues and costs, financial performance, technology changes, capacity, utilization rates, yields, process and geographical diversification, future expansion plans and business strategy. Such forward looking statements are subject to a number of known and unknown risks and uncertainties that can cause actual results to differ materially from those expressed or implied by such statements, including risks related to the flat panel display industry, the TFT-LCD market, acceptance and demand for our products, technological and development risks, competitive factors, and other risks described in the section entitled "Risk Factors" in our annual report on Form 20F/A filed with the United States Securities and Exchange Commission with respect to the year ended December 31, 2004. Our release of financial forecasts and forward-looking statements at any particular time does not create any duty of disclosure beyond that which is imposed by law, and we expressly disclaim any obligation to publicly update or revise any forecasts or forward-looking statements, whether as a result of new information, future events or otherwise.

In addition, any financial information contained herewithin is presented in conformity with accounting principles generally accepted in the Republic of China (“ROC GAAP”). Readers should be cautioned that these accounting principles differ in many material respects from accounting principles generally accepted in the United States of America (“US GAAP”). There are many differences between ROC GAAP and U.S. GAAP, some of which are described in the notes to the financial statements contained in the Company’s annual report on Form 20-F/A filed with the United States Securities and Exchange Commission with respect to the year ended December 31, 2004. The unaudited financial information mentioned herein is not necessarily indicative of our future financial results.

#       #       #

FOR MORE INFORMATION

Yawen Hsiao
Corporate Communications Dept.
AU Optronics Corp.
No.1, Li-Hsin Road 2, Science-Based Industrial Park, Hsinchu City, 300, Taiwan, R.O.C.
Tel: +886-3-5008899 ext 3211 Fax: +886-3-5772730
Email: yawenhsiao@auo.com

Item 3

AU Optronics Corp. Third Quarter 2005 Results
Investor Conference

Safe Harbor Notice

The statements included in this presentation that
are not historical in nature are ~forward-looking
statements~ within the meaning of Section 27A of
the United States Securities Act of 1933 and
Section 21E of the United States Securities
Exchange Act of 1934. These forward-looking
statements, which may include statements regarding
AU Optronics~ future results of operations,
financial condition or business prospects, are
subject to significant risks and uncertainties and
are based on AU Optronics~ current expectations.

Actual results may differ materially from those
expressed or implied in these forward-looking
statements for a variety of reasons, including,
among other things: the cyclical nature of our
industry; our dependence on introducing new
products on a timely basis; our dependence on
growth in the demand for our products; our ability
to compete effectively; our ability to
successfully expand our capacity; our dependence
on key personnel; general economic and political
conditions, including those related to the TFT-LCD
industry; possible disruptions in commercial
activities caused by natural and human-induced
disasters, including terrorist activity and armed
conflict; and fluctuations in foreign currency
exchange rates.

In addition, any financial information contained
herewithin is presented in conformity with
accounting principles generally accepted in the
Republic of China (~ROC GAAP~). Readers should be
cautioned that these accounting principles differ
in many material respects from accounting
principles generally accepted in the United States
of America (~US GAAP~).

Our release of financial forecasts and
forward-looking statements at any particular time
does not create any duty of disclosure beyond that
which is imposed by law, and we expressly disclaim
any obligation to publicly update or revise any
forecasts or forward-looking statements, whether
as a result of new information, future events or
otherwise.

Additional information as to these and other
factors that may cause actual results to differ
materially from AU Optronics~ forward-looking
statements or some of the major differences
between ROC GAAP and US GAAP can be found in AU
Optronics~ Annual Report on Form 20-F with respect
to the year ended December 31, 2004 filed with the
United States Securities and Exchange Commission.

3Q 2005 Consolidated Income Statement – QoQ Comparison

Amount : NT$ Million Except Per Share Data

	3Q'05[a]		2Q'05[a]		QoQ Change %	3Q'04	
Net Sales	**59,505**	100.0%	**46,247**	100.0%	*28.7%*	**38,755**	100.0%
Cost of Goods Sold	(50,229)	(84.4%)	(43,084)	(93.2%)	*16.6%*	(31,692)	(81.8%)
Gross Profit	**9,276**	**15.6%**	**3,163**	**6.8%**	***193.3%***	**7,064**	**18.2%**
Operating Expenses	(3,369)	(5.7%)	(2,631)	(5.7%)	*28.1%*	(3,006)	(7.8%)
Operating Income	**5,906**	**9.9%**	**532**	**1.1%**	***1010.2%***	**4,058**	**10.5%**
Net Non-operating Income (Expense)	(86)	(0.1%)	(64)	(0.1%)	*34.4%*	76	0.2%
Income before Tax	5,820	9.8%	467	1.0%	***1146.3%***	4,134	10.7%
Income Tax Benefit (Expense)	(0)	0.0%	0	0.0%	—	0	0.0%
Minority Interest in Net Loss (Income)	1	0.0%	3	0.0%	—	0	0.0%
Net Income	**5,821**	**9.8%**	**470**	**1.0%**	***1138.5%***	**4,134**	**10.7%**
Basic EPS (NT$)[b]	**1.05**		**0.13**		*718.6%*	**0.76**	
Operating Income + D&A	**14,769**	**24.8%**	**8,505**	**18.4%**	***73.6%***	**10,724**	**27.7%**
Unit Shipment (MN)[c]							
Large Size Panels	**8.0**		**7.0**		***13.2%***	**4.4**	
Small & Medium Size Panels	**17.6**		**11.8**		***48.7%***	**11.0**	

(a) Unaudited, prepared by AU Optronics Corp. on a consolidated basis

(b) 2Q'05 Basic EPS was calculated based on total weighted average outstanding shares of 5,489 million, while 3Q'05 Basic EPS was calculated based on 5,574 million shares, to reflect the adjustment of total weighted average outstanding shares of 5,489 million plus ADR issuance of 330 million shares

(c) Large size refers to panels that are 10 inches and above in diagonal measurement while small & medium size refers to those below 10 inches

AUO

3

First Nine Months 2005
Consolidated Income Statement Highlights

Amount : NT$ Million Except Per Share Data

	Jan-Sep'05		Jan-Sep'04		YoY Change %
Net Sales	144,589	100.0%	128,616	100.0%	12.4%
Cost of Goods Sold	(130,924)	(90.5%)	(90,356)	(70.3%)	44.9%
Gross Profit	**13,664**	**9.5%**	**38,261**	**29.7%**	*(64.3%)*
Operating Expenses	(9,166)	(6.3%)	(7,725)	(6.0%)	18.7%
Operating Income	**4,499**	**3.1%**	**30,535**	**23.7%**	*(85.3%)*
Net Non-operating Income (Expense)	(340)	(0.2%)	(377)	(0.3%)	(9.8%)
Income before Tax	**4,158**	**2.9%**	**30,158**	**23.4%**	*(86.2%)*
Income Tax Benefit (Expense)	(0)	0.0%	31	0.0%	--
Minority Interest in Net Loss (Income)	4	0.0%		0.0%	--
Net Income	**4,162**	**2.9%**	**30,189**	**23.5%**	*(86.2%)*
Basic EPS (NT$)[b]	**0.75**		**6.35**		*(88.2%)*
Operating Income+D&A[c]	**28,690**	**19.8%**	**48,734**	**37.9%**	*(41.1%)*
Unit Shipment (MN)[c]					
Large Size Panels	**21.1**		**13.3**		*58.2%*
Small & Medium Size Panels	**38.0**		**23.6**		*61.4%*

(a) Unaudited, prepared by AU Optronics Corp. on a consolidated basis
(b) Nine months 2004 Basic EPS was calculated based on total weighted average outstanding shares of 4,755 million, while nine months 2005 Basic EPS was calculated based on 5,574 million shares
(c) Large size refers to panels that are 10 inches and above in diagonal measurement while small & medium size refers to those below 10 inches

4

Consolidated Balance Sheet Highlights

Amount : NT$ Million

	3Q'05[(a)]	2Q'05[(a)]	*QoQ Change %*	3Q'04
Cash & ST Investment	18,976	18,100	*4.8%*	17,817
Inventory	15,806	15,009	*5.3%*	20,970
Short Term Debt[(b)]	8,631	12,190	*(29.2%)*	6,145
Long Term Debt	81,696	74,880	*9.1%*	34,951
Equity	144,128	122,259	*17.9%*	133,052
Total Assets	303,815	266,738	*13.9%*	214,586

	3Q'05	2Q'05		3Q'04
Inventory Turnover (Days)[(c)]	**28**	**32**		**56**
Debt to Equity	**62.7%**	**71.2%**		**30.9%**
Net Debt to Equity	**50.6%**	**57.7%**		**18.7%**

(a) Unaudited, prepared by AU Optronics Corp. on a consolidated basis
(b) Short term debt refers to all interest bearing debt maturing within one year
(c) Annualized, calculated by dividing the average inventory into the cost of goods sold during such period, then multiplying by 365 days

5

         Consolidated Cash Flow Highlights

Amount : NT$ Million                                                     QoQ
                                                3Q’05(a)       2Q’05(a)        Change         3Q’04(a)
From Operation                                    11,653          9,145         2,508            5,427
Net Profit                                         5,820            467         5,353            4,134
Depreciation & Amortization                        8,862          7,974           888            6,667
From Investment                                  (22,667)       (21,488)       (1,179)         (20,412)
Capital Expenditure                              (21,250)       (20,386)         (864)         (22,074)
From Financing                                    12,021         13,666        (1,645)          (7,059)
Debt                                               2,867         13,666       (10,799)          (1,399)
Equity Issue (ADR)                                15,594              0        15,594                0
Cash Dividend                                     (5,935)             0        (5,935)          (5,208)

(a)  Unaudited, prepared by AU Optronics Corp. on
     a consolidated basis

 Consolidated Large Panel Shipment by Application

(a)  Unaudited, prepared by AU Optronics Corp. on
     a consolidated basis

(b)  Large size refers to panels that are 10
     inches and above in diagonal measurement

Consolidated Revenues by Application

(a)  Unaudited, prepared by AU Optronics Corp. on
     a consolidated basis

  Consolidated Large Panel Shipment & Blended ASP

(a)  Unaudited, prepared by AU Optronics Corp. on
     a consolidated basis

(b)  Large size refers to panels that are 10
     inches and above in diagonal measurement

(c)  Blended ASP in US dollars translated from NT$
     based on average exchange rates announced by
     Directorate General of Customs, ROC Ministry
     of Finance for each respective quarter

Blended ASP Trend: TV vs. PC Applications

(a)  Unaudited, prepared by AU Optronics Corp. on
     a consolidated basis

(b)  Large size refers to panels that are 10
     inches and above in diagonal measurement

(c)  Blended ASP in US dollars translated from NT$
     based on average exchange rates announced by
     Directorate General of Customs, ROC Ministry
     of Finance for each respective quarter

 Consolidated Small & Medium Panel Shipment & Revenues

(a)  Unaudited, prepared by AU Optronics Corp. on
     a consolidated basis

(b)  Small & Medium size refers to panels that are
     under 10 inches in diagonal measurement

Installed Capacity by Fab

FAB	Substrate Size (mm)	9/2005 Capacity[(a)]	12/2005 (F) Capacity[(a)]	6/2006 (F) Capacity[(a)]
L3A (G3.5)	610 x 720	45,000	45,000	45,000
L3B (G3.5)	610 x 720	5,000 LTPS 25,000 a-Si	5,000 LTPS 25,000 a-Si	5,000 LTPS 25,000 a-Si
L5 (G3.5)	600 x 720	60,000	60,000	60,000
L6 (G4.0)	680 x 880	60,000	60,000	60,000
L8A (G5.0)	1100 x 1250	50,000	50,000	50,000
L8B (G5.0)	1100 x 1300	70,000	70,000	70,000
L8C (G5.0)	1100 x 1300	20,000	*50,000*	*60,000*
L10 (G6.0)	1500 x 1850	50,000	*60,000*	*90,000*

(a) Monthly capacity based on glass substrate input

AUO

12

Item 4

     AU OPTRONICS CORP.
CONSOLIDATED BALANCE SHEET
September 30, 2005 and 2004
(Figures in Millions of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	September 30, 2005			September 30, 2004		YoY

ASSETS	USD	NTD	%	NTD	%	Change	%

Cash and Cash Equivalents	524	17,389	5.7	16,172	7.5	1,218	7.5
Short-term Investment	48	1,587	0.5	1,645	0.8	(59)	(3.6)
Notes & Accounts Receivables	1,131	37,543	12.4	24,039	11.2	13,504	56.2
Inventories	476	15,806	5.2	20,970	9.8	(5,164)	(24.6)
Other Current Financial Assets	10	344	0.1	441	0.2	(97)	(22.0)
Other Current Assets	204	6,773	2.2	4,223	2.0	2,550	60.4

Total Current Assets	2,394	79,442	26.1	67,489	31.5	11,952	17.7

Long-term Investments	165	5,480	1.8	1,847	0.9	3,633	196.7

Fixed Assets	8,926	296,159	97.5	196,241	91.5	99,918	50.9
Less Accumulated Depreciation	(2,514)	(83,402)	(27.5)	(56,179)	(26.2)	(27,223)	48.5

Net Fixed Assets	6,412	212,757	70.0	140,062	65.3	72,696	51.9

Other Assets	185	6,136	2.0	5,188	2.5	947	18.3

Total Assets	9,157	303,815	100.0	214,586	100.0	89,228	41.6

LIABILITIES

Accounts Payable	1,283	42,555	14.0	34,108	15.9	8,447	24.8
Current Installments of Long-term Liabilities	260	8,631	2.8	6,145	2.9	2,486	40.5
Other Current Liabilities	802	26,607	8.8	5,265	2.5	21,341	405.3

Total Current Liabilities	2,345	77,793	25.6	45,519	21.2	32,274	70.9

Long-term Borrowings	2,101	69,696	23.0	28,951	13.5	40,745	140.7
Bonds Payable	362	12,000	3.9	6,000	2.8	6,000	100.0
Other Long-term Liabilities	6	198	0.1	1,064	0.5	(867)	(81.5)

Total Liabilities	4,813	159,687	52.6	81,534	38.0	78,153	95.9

SHAREHOLDERS’ EQUITY

Common Stock	1,757	58,305	19.2	49,580	23.1	8,725	17.6
Capital Surplus	1,732	57,459	18.9	45,165	21.0	12,294	27.2
Retained Earnings	851	28,247	9.3	38,499	17.9	(10,251)	(26.6)
Cumulative Translation Adjustment	2	80	0.0	59	0.0	21	35.6
Treasury Stock	0	0	0.0	(251)	(0.1)	251	(100.0)
Minority Interest	1	36	0.0	0	0.0	36	–

Total Stockholders’ Equity	4,344	144,128	47.4	133,052	62.0	11,075	8.3

Total Liabilities & Stockholders’ Equity	9,157	303,815	100.0	214,586	100.0	89,228	41.6

Note:	(1)	Unaudited, prepared by AU Optronics Corp. based on ROC GAAP
	(2)	Amount in New Taiwan dollars translated into US dollars at the exchange rate of NTD 33.18 per US dollar as of September 30, 2005

     AU OPTRONICS CORP.
CONSOLIDATED INCOME STATEMENT
For the Nine Months Ended September 30, 2005 and 2004
(Figures in Millions of New Taiwan Dollars (NTD) and U.S. Dollars (USD)

	Nine months ended September 30

	2005	2005	% of	2004	YoY
	USD	NTD	Sales	NTD	Chg %

Net Sales	4,358	144,589	100.0	128,616	12.4
Cost of Goods Sold	3,946	130,924	90.5	90,356	44.9

Gross Profit	412	13,664	9.5	38,261	(64.3)

Operating Expenses
SG&A	163	5,422	3.6	4,400	23.2
R&D	113	3,744	2.6	3,325	12.6

Total Operating Expenses	276	9,166	6.2	7,725	18.7

Total Operating Income	136	4,499	3.1	30,535	(85.4)

Net Non-Operating Expenses	(10)	(340)	(0.2)	(377)	(9.8)

Income before Income Tax	125	4,158	2.9	30,158	(86.4)

Income Tax Benefit (Expense)	0	(0)	(0.0)	31	–

Minority interest in net loss (income)	(0)	(4)	(0.0)	0	–

Net Income (Loss)	125	4,162	2.9	30,189	(86.3)

Basic Earnings Per Share	0.02	0.75		6.35

Basic Earnings Per ADS(3)	0.23	7.47		63.49

Weighted Average Number		5,574		4,755
of Shares Outstanding (Million)

Note:	(1)	Unaudited, prepared by AU Optronics Corp. based on ROC GAAP
	(2)	Amounts in New Taiwan dollars translated into U.S. dollars at the exchange rate of NT$33.18 per US dollar as of September 30, 2005
	(3)	1 ADR equals 10 common shares

     AU OPTRONICS CORP.
CONSOLIDATED INCOME STATEMENT
For the Three Months Ended September 30 and June 30, 2005 and September 30, 2004
(Figures in Millions of New Taiwan Dollars (NTD) and U.S. Dollars (USD)

	Year over Year Comparison					Sequential Comparison

	3Q 2005	3Q 2005	% of	3Q 2004	YoY	3Q 2005	3Q 2005	% of	2Q 2005	QoQ
	USD	NTD	Sales	NTD	Chg %	USD	NTD	Sales	NTD	Chg %

Net Sales	1,793	59,505	100.0	38,755	53.5	1,793	59,505	100.0	46,247	28.7
Cost of Goods Sold	1,514	50,229	84.4	31,692	58.5	1,514	50,229	84.4	43,084	16.6

Gross Profit	280	9,276	15.6	7,064	31.3	280	9,276	15.6	3,163	193.3

Operating Expenses
SG&A	72	2,384	4.0	1,810	31.7	72	2,384	4.0	1,116	113.6
R&D	30	985	1.7	1,196	(17.6)	30	985	1.7	1,515	(35.0)

Total Operating Expenses	102	3,369	5.7	3,006	12.1	102	3,369	5.7	2,631	28.1

Total Operating Income	178	5,906	9.9	4,058	45.5	178	5,906	9.9	532	1010.2

Net Non-Operating Expenses	(3)	(86)	(0.1)	76	(213.2)	(3)	(86)	(0.1)	(64)	34.4

Income before Income Tax	175	5,820	9.8	4,134	40.8	175	5,820	9.8	467	1146.3

Income Tax Benefit (Expense)	0	(0)	(0.0)	0	–	0	(0)	(0.0)	0	–

Minority interest in net loss (income)	0	1	0.0	0	–	0	1	0.0	(3)	–

Net Income	175	5,821	9.8	4,134	40.8	175	5,821	9.8	470	1138.5

Basic Earnings Per Share	0.03	1.05		0.76		0.03	1.05		0.13

Basic Earnings Per ADS(3)	0.32	10.49		7.57		0.32	10.49		1.28

Weighted Average Number		5,574		4,755			5,574		5,489
of Shares Outstanding (Million)

Note:	(1)	Unaudited, prepared by AU Optronics Corp. based on ROC GAAP
	(2)	Amounts in New Taiwan dollars translated into U.S. dollars at the exchange rate of NT$33.18 per US dollar as of September 30, 2005
	(3)	1 ADR equals 10 common shares

     AU OPTRONICS CORP.
CONSOLIDATED STATEMENT OF CASH FLOWS
For the Nine Months Ended September 30, 2005 and 2004
(Figures in Millions of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	Nine Months 2005		Nine Months 2004

	USD	NTD	NTD

Cash Flows from Operating Activities:
Net Income	125	4,158	30,189
Depreciation & Amortization	729	24,192	18,199
Provision for Inventory Devaluation	15	492	390
Investment Loss (Gain) under Equity Method	8	268	(39)
Disposal Gain on Long-term Investment	(3)	(106)	0
Changes in Working Capital & Others	(94)	(3,113)	(13,585)

Net Cash Provided by Operating Activities	780	25,892	35,152

Cash Flows from Investing Activities:
Decrease (Increase) in Short-term Investments	0	0	641
Acquisition of Property, Plant and Equipment	(1,912)	(63,424)	(55,193)
Proceeds from Disposal of Property, Plant and Equipment	1	21	289
Increase in Long-term Equity Investments	(2)	(76)	(1,085)
Proceeds from Disposal of Long-term Investment	9	297	0
Increase in Restricted Cash in Bank	(0)	(3)	0
Increase in Intangible Assets	(93)	(3,078)	(570)
Decrease in Other Assets	20	672	19

Net Cash Used in Investing Activities	(1,977)	(65,591)	(55,899)

Cash Flows from Financing Activities:
Decrease in Short-term Borrowings	(186)	(6,183)	(301)
Increase in Long-term Borrowings	1,099	36,463	8,898
Issuance of Common Stock for Cash	470	15,594	15,967
Cash Dividend	(179)	(5,935)	(5,208)
Increase in Treasury Stock	5	178	0
Others	(21)	(683)	(451)

Net Cash Provided by Financing Activities	1,188	39,434	18,905

Effect of Exchange Rate Change on Cash	(4)	(143)	51

Net Increase (Decrease) in Cash and Cash Equivalents	(12)	(408)	(1,790)

Cash and Cash Equivalents at Beginning of Period	536	17,798	17,962

Cash and Cash Equivalents at End of Period	524	17,389	16,172

Note:	(1)	Unaudited, prepared by AU Optronics Corp. based on ROC GAAP
	(2)	Amounts in New Taiwan dollars translated into U.S. dollars at the exchange rate of NT$33.18 per US dollar as of September 30, 2005

     AU OPTRONICS CORP.
UNCONSOLIDATED BALANCE SHEET
September 30, 2005 and 2004
(Figures in Millions of New Taiwan Dollars (NTD) and US Dollars (USD))

	September 30, 2005			September 30, 2004		YoY

ASSETS	USD	NTD	%	NTD	%	Change	%

Cash and Cash Equivalents	481	15,947	5.4	13,824	6.7	2,123	15.4
Short-term Investments	48	1,587	0.5	1,587	0.8	0	0.0
Notes & Accounts Receivable	1,131	37,521	12.8	26,246	12.8	11,275	43.0
Other Current Financial Assets	10	336	0.1	481	0.2	(145)	(30.1)
Inventories	409	13,569	4.6	17,480	8.5	(3,911)	(22.4)
Other Current Assets	202	6,706	2.3	3,964	1.9	2,742	69.2

Total Current Assets	2,280	75,665	25.8	63,580	31.0	12,085	19.0

Long-term Investments	359	11,919	4.1	7,058	3.4	4,861	68.9

Fixed Assets	8,428	279,628	95.3	184,057	89.7	95,571	51.9
Less Accumulated Depreciation	(2,398)	(79,563)	(27.1)	(54,448)	(26.5)	(25,115)	46.1

Net Fixed Assets	6,030	200,065	68.2	129,610	63.2	70,455	54.4

Other Assets	173	5,753	2.0	4,889	2.4	864	17.7

Total Assets	8,843	293,401	100.0	205,137	100.0	88,264	43.0

LIABILITIES

Accounts Payable	1,194	39,605	13.5	30,429	14.8	9,176	30.2
Current Installments of Long-term Liabilities	212	7,044	2.4	6,145	3.0	899	14.6
Other Current Liabilities	763	25,319	8.6	4,790	2.3	20,529	428.6

Total Current Liabilities	2,169	71,968	24.5	41,364	20.2	30,604	74.0

Long-term Borrowings	1,963	65,149	22.2	29,656	14.5	35,493	119.7
Bonds Payable	362	12,000	4.1	0	0.0	12,000	–
Other Long-term Liabilities	6	193	0.1	1,064	0.5	(871)	(81.9)

Total Liabilities	4,500	149,310	50.9	72,085	35.1	77,225	107.1

SHAREHOLDERS’ EQUITY

Common Stock	1,757	58,305	19.9	49,580	24.2	8,725	17.6
Capital Surplus	1,732	57,459	19.6	45,165	22.0	12,294	27.2
Retained Earnings	851	28,247	9.6	38,499	18.8	(10,252)	(26.6)
Cumulative Translation Adjustment	2	80	0.0	59	0.0	21	35.6
Treasury Stock	0	0	0.0	(251)	(0.1)	251	(100.0)

Total Stockholders’ Equity	4,343	144,092	49.1	133,052	64.9	11,040	8.3

Total Liabilities & Stockholders’ Equity	8,843	293,401	100.0	205,137	100.0	88,264	43.0

Note:	(1)	Unaudited, prepared by AU Optronics Corp. based on ROC GAAP
	(2)	Amounts in New Taiwan dollars translated into U.S. dollars at the exchange rate of NT$33.18 per US dollar as of September 30, 2005

     AU OPTRONICS CORP.
UNCONSOLIDATED INCOME STATEMENT
For the Nine Months Ended September 30, 2005 and 2004 and the Three Months Ended September 30 and June 30, 2005
(Figures in Millions of New Taiwan Dollars (NTD) and US Dollars (USD)

	Nine Months Year over Year Comparison					Sequential Comparison

	Jan-Sep 2005		% of	Jan-Sep 2004	YoY	3Q 2005		% of	2Q 2005	QoQ
	USD	NTD	Sales	NTD	Chg %	USD	NTD	Sales	NTD	Chg %

Net Sales	4,355	144,510	100.0	125,538	15.1	1,793	59,500	100.0	46,214	28.7
Cost of Goods Sold	3,999	132,681	91.8	87,379	51.8	1,529	50,730	85.3	43,524	16.6

Gross Profit	357	11,829	8.2	38,159	(69.0)	264	8,770	14.7	2,691	225.9

Operating Expenses
SG&A	134	4,456	3.1	3,797	17.4	64	2,108	3.5	774	172.4
R&D	112	3,726	2.6	3,325	12.1	29	977	1.6	1,505	(35.1)

Total Operating Expenses	247	8,182	5.7	7,122	14.9	93	3,085	5.2	2,279	35.4

Total Operating Income	110	3,647	2.5	31,038	(88.2)	171	5,685	9.6	411	1,283.2

Net Non-Operating Income (Expenses)	16	515	0.4	(880)	–	4	136	0.2	58	134.5

Income before Income Tax	125	4,162	2.9	30,158	(86.2)	175	5,821	9.8	470	1,138.5

Income Tax Benefit	0	0	0.0	31	–	0	0	0.0	0	–

Net Income	125	4,162	2.9	30,189	(86.2)	175	5,821	9.8	470	1,138.5

Basic Earnings Per Share	0.02	0.75		6.35		0.03	1.05		0.13

Basic Earnings Per ADS(3)	0.23	7.47		63.49		0.32	10.49		1.28

Weighted Average Number		5,574		4,755			5,574		5,489

of Shares Outstanding (Million)

Note:	(1)	Unaudited, prepared by AU Optronics Corp. based on ROC GAAP
	(2)	Amounts in New Taiwan dollars translated into U.S. dollars at the exchange rate of NT$33.18 per US dollar as of September 30, 2005
	(3)	1 ADR equals 10 common shares

AU OPTRONICS CORP.
UNCONSOLIDATED STATEMENT OF CASH FLOWS
For the Nine Months Ended September 30, 2005 and 2004
(Figures in Millions of New Taiwan dollars (NTD) and US dollars (USD))

	Nine Months 2005		Nine Months 2004

	USD	NTD	NTD

Cash Flows from Operating Activities:
Net Income	125	4,162	30,189
Depreciation & Amortization	681	22,593	17,279
Provision for Inventory Devaluation	6	213	373
Disposal Gain on LT Investment	(3)	(106)	(40)
Investment Loss (Gain) under Equity Method	(14)	(475)	607
Changes in Working Capital & Others	(93)	(3,079)	(14,922)

Net Cash Provided by Operating Activities	703	23,309	33,486

Cash Flows from Investing Activities:
Decrease in Short-term Investments	0	0	558
Acquisition of Property, Plant and Equipment	(1,830)	(60,732)	(50,053)
Proceeds from Disposal of Property, Plant and Equipment	12	382	289
Increase in Long-term Equity Investments	(9)	(300)	(4,722)
Proceeds from Disposal of Long-term Investment	9	297	231
Increase in Restricted Cash in Bank	(0)	(3)	0
Increase in Intangible Assets	(92)	(3,055)	(442)
Decrease (Increase) in Other Assets	19	646	(100)

Net Cash Used in Investing Activities	(1,892)	(62,765)	(54,239)

Cash Flows from Financing Activities:
Decrease in Short-term Borrowings	(175)	(5,800)	0
Increase in Long-term Borrowings	885	29,360	7,655
Issuance of Common Stock for Cash	470	15,594	15,967
Issuance of Convertible Bonds and Bonds Payable	181	6,000	0
Directors’ and Supervisors’ Remuneration	(21)	(687)	(451)
Cash Dividends	(179)	(5,935)	(5,208)
Increase in Treasury Stock	5	178	0

Net Cash Provided by Financing Activities	1,167	38,710	17,963

Effect of Exchange Rate Change on Cash	5	164	(9)

Net Increase (Decrease) in Cash and Cash Equivalents	(18)	(582)	(2,800)

Cash and Cash Equivalents at Beginning of Period	498	16,529	16,624

Cash and Cash Equivalents at End of Period	481	15,947	13,824

Note:	(1)	Unaudited, prepared by AU Optronics Corp. based on ROC GAAP
	(2)	Amounts in New Taiwan dollars translated into U.S. dollars at the exchange rate of NT$33.18 per US dollar as of September 30, 2005